VIA EDGAR

August 11, 2009

Mr. Todd K. Schiffman,
    Assistant Director,
       Mail Stop 4720,
           Division of Corporation Finance,
              Securities and Exchange Commission,
                 Washington, D.C. 20549.

Re:	Sterling Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-05273

Dear Mr. Schiffman:

In accordance with Matt McNair’s voicemail messages with Daniel Dunson of Sullivan & Cromwell LLP, this is to confirm that Sterling Bancorp (the “Company”) intends to respond to your letter, dated July 24, 2009, to Louis J. Cappelli, regarding the above filings, by August 14, 2009.

The Company appreciates your gracious acceptance of the above schedule.

Sincerely,

STERLING BANCORP

By /s/ John W. Tietjen
John W. Tietjen
Executive Vice President and
Chief Financial Officer

cc:  Daniel Dunson, Esq.
       Sullivan & Cromwell LLP